

Second Quarter 2022
Financial Results Call

August 29, 2022



Safe Harbor Statement

This presentation and the accompanying oral presentation includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, that relate to our current expectations and views of future events. All statements other than statements of historical facts contained in this presentation, including statements regarding when jurisdictions in North America or elsewhere may launch online iGaming or sports betting and/or when affiliate marketing will be permitted in those states, how many M&A transactions we can execute in any given year, if any, our 2022 outlook, and future results of operations and financial position, whether we can sustain our organic growth and make accretive acquisitions, industry dynamics, business strategy and plans and our objectives for future operations, are forward-looking statements. These statements represent our opinions, expectations, beliefs, intentions, estimates or strategies regarding the future, which may not be realized. In some cases, you can identify forward-looking statements by terms such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” “could,” “will,” “would,” “ongoing,” “future” or the negative of these terms or other similar expressions that are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements are based largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives and financial needs. These forward-looking statements involve known and unknown risks, uncertainties, contingencies, changes in circumstances that are difficult to predict and other important factors that may cause our actual results, performance or achievements to be materially and/or significantly different from any future results, performance or achievements expressed or implied by the forward-looking statement. Such risks uncertainties, contingencies, and changes in circumstances are discussed under “Item 3. Key Information - Risk Factors” in our annual report filed on Form 20-F for the year ended December 31, 2021 with the US Securities and Exchange Commission (the “SEC”) on March 25, 2022, and our other filings with the SEC as such factors may be updated from time to time. Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this presentation may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. We caution you therefore against relying on these forward-looking statements, and we qualify all of our forward-looking statements by these cautionary statements.

The forward-looking statements included in this presentation are made only as of the date hereof. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that the future results, levels of activity, performance or events and circumstances reflected in the forward-looking statements will be achieved or occur. Moreover, neither we nor our advisors nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. Neither we nor our advisors undertake any obligation to revise, supplement or update any forward-looking statements for any reason after the date of this presentation to conform these statements to actual results or to changes in our expectations, even if new information becomes available in the future, except as may be required by law. You should read this presentation with the understanding that our actual future results, levels of activity, performance and events and circumstances may be materially different from what we expect.

Unless otherwise indicated, information contained in this presentation concerning our industry, competitive position and the markets in which we operate is based on information from independent industry and research organizations, other third-party sources and management estimates. Management estimates are derived from publicly available information released by independent industry analysts and other third-party sources, as well as data from our internal research, and are based on assumptions made by us upon reviewing such data, and our experience in, and knowledge of, such industry and markets, which we believe to be reasonable. In addition, projections, assumptions and estimates of the future performance of the industry in which we operate and our future performance are necessarily subject to uncertainty and risk due to a variety of factors, including those described above. These and other factors could cause results to differ materially from those expressed in the estimates made by independent parties and by us. Industry publications, research, surveys and studies generally state that the information they contain has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and uncertainties as the other forward-looking statements in this presentation.

The trademarks included herein are the property of the owners thereof and are used for reference purposes only.

Non-IFRS Financial Measures - Management uses several financial measures, both IFRS and non-IFRS financial measures, in analyzing and assessing the overall performance of the business and for making operational decisions.

Adjusted Operating Expense is a non-IFRS measure defined as operating expense excluding the fair value gain or loss related to contingent consideration. Adjusted Operating Profit is a non-IFRS financial measure defined as operating profit excluding the fair value gain or loss related to the contingent consideration.

Adjusted Net Income is a non-IFRS financial measure defined as net income attributable to equity holders excluding the fair value gain or loss related to contingent consideration and unwinding of deferred consideration. Adjusted net income per diluted share is a non-IFRS financial measure defined as adjusted net income attributable to equity holders divided by the diluted weighted average number of common shares outstanding.

Adjusted EBITDA is a non-IFRS financial measure defined as earnings excluding net finance costs, income tax charge, depreciation, and amortization, the effect of non-recurring items, significant non-cash items, share-based payment expense and other items that our board of directors believes do not reflect the underlying performance of the business. Adjusted EBITDA Margin is a non-IFRS measure defined as Adjusted EBITDA as a percentage of revenue. We believe Adjusted EBITDA and Adjusted EBITDA Margin are useful to our management as a measure of comparative operating performance from period to period as they remove the effect of items not directly resulting from our core operations including effects that are generated by differences in capital structure, depreciation, tax effects and non-recurring events. While we use Adjusted EBITDA and Adjusted EBITDA Margin as tools to enhance our understanding of certain aspects of our financial performance, we do not believe that Adjusted EBITDA and Adjusted EBITDA Margin are substitutes for, or superior to, the information provided by IFRS results. As such, the presentation of Adjusted EBITDA and Adjusted EBITDA Margin is not intended to be considered in isolation or as a substitute for any measure prepared in accordance with IFRS. The primary limitations associated with the use of Adjusted EBITDA and Adjusted EBITDA Margin as compared to IFRS results are that Adjusted EBITDA and Adjusted EBITDA Margin as we define them may not be comparable to similarly titled measures used by other companies in our industry and that Adjusted EBITDA and Adjusted EBITDA Margin may exclude financial information that some investors may consider important in evaluating our performance.

In regard to forward looking non-IFRS guidance, we are not able to reconcile the forward looking non-IFRS Adjusted EBITDA measure to the closest corresponding IFRS measure without unreasonable efforts because we are unable to predict the ultimate outcome of certain significant items including, but not limited to, fair value movements, share-based payments for future awards, acquisition-related expenses and certain financing and tax items.

Free Cash Flow is a non-IFRS financial measure defined as cash flow from operating activities less capital expenditures, or CAPEX. We believe Free Cash Flow is useful to our management as a measure of financial performance as it measures our ability to generate additional cash from our operations. While we use Free Cash Flow as a tool to enhance our understanding of certain aspects of our financial performance, we do not believe that Free Cash Flow is a substitute for, or superior to, the information provided by IFRS metrics. As such, the presentation of Free Cash Flow is not intended to be considered in isolation or as a substitute for any measure prepared in accordance with IFRS. The primary limitation associated with the use of Free Cash Flow as compared to IFRS metrics is that Free Cash Flow does not represent residual cash flows available for discretionary expenditures due to the fact that the measure does not deduct the payments required for debt service and other obligations or payments made for business acquisitions. Free Cash Flow as we define it also may not be comparable to similarly titled measures used by other companies in the online gambling affiliate industry.

For such non-IFRS information in this presentation, see the tables at the end of this presentation under “Appendix: Financial Tables” for reconciliations to the comparable IFRS numbers.



AGENDA



Second Quarter Highlights

- Total revenue grew 53% to $15.9 million
- Adjusted EBITDA[1] of $3.6 million
- Adjusted EBITDA Margin [1] of 23%
- Free Cash Flow [1] of $2.9 million
- Delivered more than 57,000 new depositing customers in the second quarter, compared to 26,000 in the second quarter 2021



SBC
AWARDS 2022

Named 2022 SBC Sports Affiliate of the Year



(1) Represents a non-IFRS financial measure. See "Safe Harbor Statement - Non-IFRS Financial Measures" and the tables at the end of this presentation under "Appendix: Financial Tables" for reconciliations to the comparable IFRS numbers.

Second Quarter Highlights

- North American revenue grew 342% to $6.2 million
- Successful new market launch in Ontario
- Continued solid performance in UK and Ireland markets
- Work on RotoWire.com is progressing well ahead of the seasonally stronger fall sports season
- Added Michael Quartieri, CFO of Dave & Buster's, to the Board of Directors, effective as of June 30, 2022
- Added to the Russell 3000 Index on June 27, 2022
- Contribution from BonusFinder.com is ahead of plan





NASDAQ CONGRATULATES
GAMBLING.COM GROUP
FOR INCLUSION IN THE
RUSSELL 2000 INDEX
Gambling.com GROUP
FTSE Russell
GAMB | Nasdaq Listed
Nasdaq

Diversified Portfolio of Premium Digital Media Assets

U.S. State Specific













- BET ARIZONA
- NEW YORK BETS
- GREAT LAKES STAKES
- EMPIRE STAKES
- BET VIRGINIA
- ILLINOIS BET

National U.S. Sites















- bookies.com
- TOPUSCASINOS

Gambling.com
GROUP

International Brands

- gambling.com
- CASINO SOURCE
- BONUSFINDER.COM

Strategic U.S. Media Assets and Partnerships







- ROTOWIRE
- MCCLATCHY

Market Update and Outlook

Q2 launched: **Imminent:**   **Expected 2023:**



Ontario OSB and OC market
launched on April 4th





KS OSB market
launch date is
September 1st, 2022





OH OSB market
will launch on
January 1st, 2023





MD OSB market
launch date TBD





MA OSB market
launch date TBD





Q2 2022 Financial Results[1]

	Q2 2022	Q2 2021	Change
Revenue *(millions)*	$15.9	$10.4	*53%*
Cost of Sales	$0.5	$0.0	*100%*
Operating Expense *(millions)*	$17.7	$7.2	*NM*(2
Operating Profit (Loss) *(millions)*	($2.2)	$3.2	*NM*(2
Net Income *(millions)*	$0.05	$2.4	*-100%*
Net Income per Diluted Share	$0.00	$0.08	*-100%*
Adjusted Operating Expense *(millions)*	$14.8	$7.2	*NM*(2
Adjusted Operating Profit	$0.6	$3.2	*(81%)*
Adjusted Net Income *(millions)*	$3.1	$2.4	*25%*
Adjusted Net Income per Diluted Share	$0.09	$0.08	*9%*
Adjusted EBITDA *(millions)*	$3.6	$5.5	*(34%)*
Adjusted EBITDA Margin (% of Revenue)	23%	53%	*NM*[2]
Cash from Operations *(millions)*	$3.5	$4.7	*(27%)*
Capital Expenditures *(millions)*	$0.5	$1.6	*(66%)*
Free Cash Flow *(millions)*	$2.9	$3.1	*(7%)*
New Depositing Customers *(thousands)*	57	26	*119%*



Gambling.com GROUP

(1) This table contains non-IFRS financial measures. See "Safe Harbor Statement - Non-IFRS Financial Measures" and the tables at the end of this presentation under "Appendix: Financial Tables" for reconciliations to the comparable IFRS numbers.
(2) NM = not meaningful

First Half 2022 Financial Results[1]

	1H 2022	1H 2021	Change
Revenue *(millions)*	$35.5	$21.9	62%
Cost of Sales	$1.7	$0.0	100%
Operating Expense *(millions)*	$31.8	$13.5	NM[2]
Operating Profit *(millions)*	$2.0	$8.4	(42%)
Net Income *(millions)*	$4.5	$6.9	(76%)
Net Income per Diluted Share	$0.13	$0.22	(43%)
Adjusted Operating Expense *(millions)*	$28.9	$13.5	NM[2]
Adjusted Operating Profit	$4.9	$8.4	(42%)
Adjusted Net Income *(millions)*	$7.6	$6.9	9%
Adjusted Net Income per Diluted Share	$0.21	$0.22	(5%)
Adjusted EBITDA *(millions)*	$10.7	$12.6	(15%)
Adjusted EBITDA Margin (% of Revenue)	30%	58%	NM[2]
Cash from Operations *(millions)*	$6.9	$11.5	(40%)
Capital Expenditures *(millions)*	$2.8	$2.0	41%
Free Cash Flow *(millions)*	$4.2	$9.5	(56%)
New Depositing Customers *(thousands)*	124	62	100%



(1) This table contains non-IFRS financial measures. See "Safe Harbor Statement - Non-IFRS Financial Measures" and the tables at the end of this presentation under "Appendix: Financial Tables" for reconciliations to the comparable IFRS numbers.
(2) NM = not meaningful

FY 2022 Outlook [1]

	Low	Midpoint	High	FY 2021
Revenue (millions)	$71.0	$73.5	$76.0	$42.3
Adjusted EBITDA (millions)	$22.0	$24.5	$27.0	$18.4
Adjusted EBITDA Margin	31.0%	33.3%	35.5%	43.4%

- For 2022, revenue is expected to be in the range of $71 - $76 million, which implies growth of 68-80%.

- For 2022, Adjusted EBITDA is expected to be in the range of $22 - $27 million, which implies growth of 20-47%.



(1) This table contains non-IFRS financial measures. See "Safe Harbor Statement - Non-IFRS Financial Measures" and the tables at the end of this presentation under "Appendix: Financial Tables" for reconciliations to the comparable IFRS numbers.

Appendix:
Financial Tables





Condensed Consolidated Statements of Comprehensive Income (Loss) (Unaudited)
(USD in thousands, except per share amounts)

	Three Months Ended June 30,		Six Months Ended June 30,	
	2022	**2021**	**2022**	**2021**
Revenue	15,924	10,392	35,509	21,909
Cost of sales	(495)	—	(1,724)	—
Gross profit	15,429	10,392	33,785	21,909
Sales and marketing expenses	(8,454)	(3,144)	(15,816)	(5,848)
Technology expenses	(1,499)	(944)	(2,862)	(1,634)
General and administrative expenses	(4,804)	(3,387)	(9,632)	(6,159)
Fair value movement on contingent consideration	(2,849)	—	(2,849)	—
Movements in credit losses allowance and write-offs	(72)	240	(597)	100
Operating profit (loss)	(2,249)	3,157	2,029	8,368
Finance income	3,491	394	4,319	552
Finance expense	(1,056)	(524)	(1,307)	(761)
Income before tax	186	3,027	5,041	8,159
Income tax charge	(130)	(582)	(499)	(1,248)
Net income for the period attributable to the shareholders	56	2,445	4,542	6,911
Other comprehensive (loss) income				
Exchange differences on translating foreign currencies	(6,559)	490	(7,928)	(1,202)
Total comprehensive (loss) income for the period attributable to the shareholders	(6,503)	2,935	(3,386)	5,709
Net income per share attributable to shareholders, basic	0.00	0.09	0.13	0.24
Net income per share attributable to shareholders, diluted	0.00	0.08	0.13	0.22



Condensed Consolidated Statements of Financial Position (Unaudited)
(USD in thousands)

	JUNE 30, 2022	DECEMBER 31, 2021
ASSETS		
Non-current assets		
Property and equipment	644	569
Intangible assets	83,076	25,419
Right-of-use assets	1,896	1,465
Other non-current assets	40	—
Deferred tax asset	6,104	7,028
Total non-current assets	91,760	34,481
Current assets		
Trade and other receivables	8,956	5,497
Cash and cash equivalents	31,102	51,047
Total current assets	40,058	56,544
Total assets	131,818	91,025
EQUITY AND LIABILITIES		
Equity		
Share capital	—	—
Capital reserve	63,711	55,953
Share options and warrants reserve	2,901	2,442
Foreign exchange translation reserve	(10,210)	(2,282)
Retained earnings	28,550	23,796
Total equity	84,952	79,909
Non-current liabilities		
Deferred consideration	4,664	—
Contingent consideration	9,540	—
Lease liability	1,702	1,286
Deferred tax liability	3,584	—
Total non-current liabilities	19,490	1,286
Current liabilities		
Trade and other payables	5,343	3,291
Deferred consideration	2,745	—
Contingent consideration	12,218	—
Other liability	165	—
Borrowings	6,107	5,944
Lease liability	420	393
Income tax payable	378	202
Total current liabilities	27,376	9,830
Total liabilities	46,866	11,116
Total equity and liabilities	131,818	91,025



Condensed Consolidated Statements of Cash Flows (Unaudited)
(USD in thousands)

	Three Months Ended June 30,		Six Months Ended June 30,	
	2022	2021	2022	2021
Cash flow from operating activities				
Income before tax	186	3,027	5,041	8,159
Finance expenses (income), net	(2,435)	130	(3,012)	209
Adjustments for non-cash items:				
Depreciation and amortization	1,952	634	3,778	1,216
Movements in credit loss allowance and write-offs	71	(240)	597	(100)
Fair value movement on contingent consideration	2,849	—	2,849	—
Share option charge	885	245	1,609	1,063
Cash flows from operating activities before changes in working capital	3,508	3,796	10,862	10,547
Changes in working capital				
Trade and other receivables	2,549	14	(2,639)	(1,243)
Trade and other payables	(1,014)	1,464	304	2,710
Warrants repurchased	(800)	—	(800)	—
Income tax paid	(783)	(536)	(783)	(536)
Cash flows generated by operating activities	3,460	4,738	6,944	11,478
Cash flows from investing activities				
Acquisition of property and equipment	(99)	(188)	(242)	(218)
Acquisition of intangible assets	(447)	(1,428)	(2,516)	(1,741)
Acquisition of subsidiaries, net of cash acquired	(4,114)	—	(23,409)	—
Cash flows used in investing activities	(4,660)	(1,616)	(26,167)	(1,959)
Cash flows from financing activities				
Interest paid	—	—	(120)	(121)
Principal paid on lease liability	(79)	(49)	(165)	(95)
Interest paid on lease liability	(45)	(47)	(95)	(96)
Cash flows used in financing activities	(124)	(96)	(380)	(312)
Net movement in cash and cash equivalents	(1,324)	3,026	(19,603)	9,207
Cash and cash equivalents at the beginning of the period	33,069	14,035	51,047	8,225
Net foreign exchange differences on cash and cash equivalents	(643)	107	(342)	(264)
Cash and cash equivalents at the end of the period	31,102	17,168	31,102	17,168



Earnings Per Share

	Three Months Ended June 30,		Six Months Ended June 30,	
	2022	**2021**	**2022**	**2021**
	(in thousands USD, except for share and per share data, unaudited)		(in thousands USD, except for share and per share data, unaudited)	
Net income for the period attributable to the shareholders	56	2,445	4,542	6,911
Weighted-average number of ordinary shares, basic	35,443,258	28,556,422	35,176,469	28,556,422
Net income per share attributable to shareholders, basic	0.00	0.09	0.13	0.24
Net income for the period attributable to the shareholders	56	2,445	4,542	6,911
Weighted-average number of ordinary shares, diluted	36,057,597	31,401,166	36,131,524	31,401,166
Net income per share attributable to shareholders, diluted	0.00	0.08	0.13	0.22



Adjusted Operating Expense and Adjusted Operating Profit Reconciliation

	Three Months Ended June 30,		Six Months Ended June 30,	
	2022	**2021**	**2022**	**2021**
	(in thousands USD, unaudited)		**(in thousands USD, unaudited)**	
Operating expenses	17,678	7,235	31,756	13,541
Fair value movement on contingent	(2,849)	—	(2,849)	—
Adjusted operating expenses	14,829	7,235	28,907	13,541

	Three Months Ended June 30,		Six Months Ended June 30,	
	2022	**2021**	**2022**	**2021**
	(in thousands USD, unaudited)		**(in thousands USD, unaudited)**	
Revenue	15,924	10,392	35,509	21,909
Cost of sales	(495)	—	(1,724)	—
Less Adjusted operating expenses	(14,829)	(7,235)	(28,907)	(13,541)
Adjusted operating profit	600	3,157	4,878	8,368



Adjusted Net Income and Adjusted Net Income Per Share Reconciliation

	Three Months Ended June 30,		Six Months Ended June 30,	
	2022	**2021**	**2022**	**2021**
	(in thousands USD, except for share and per share data, unaudited)		(in thousands USD, except for share and per share data, unaudited)	
Net income for the period attributable to the shareholders	56	2,445	4,542	6,911
Fair value movement on contingent consideration	2,849	—	2,849	—
Unwinding of deferred consideration	160	—	160	—
Adjusted net income for the period attributable to shareholders	3,065	2,445	7,551	6,911
Weighted-average number of ordinary shares, basic	35,443,258	28,556,422	35,176,469	28,556,422
Net income per share attributable to shareholders, basic	0.00	0.09	0.13	0.24
Adjusted net income per share attributable to shareholders, basic	0.09	0.09	0.21	0.24
Weighted-average number of ordinary shares, diluted	36,057,597	31,401,166	36,131,524	31,401,166
Net income per share attributable to shareholders, diluted	0.00	0.08	0.13	0.22
Adjusted net income per share attributable to shareholders, diluted	0.09	0.08	0.21	0.22



Adjusted EBITDA and Adjusted EBITDA Margin Reconciliation

	Three Months Ended June 30,		CHANGE		Six Months Ended June 30,		CHANGE	
	2022	2021	$	%	2022	2021	$	%
	(in thousands USD, unaudited)				(in thousands USD, unaudited)			
Net income for the period attributable to the shareholders	56	2,445	(2,389)	(98)%	4,542	6,911	(2,369)	(34)%
Add Back:								
Net finance costs (income) [1]	(2,435)	130	(2,565)	n/m	(3,012)	209	(3,221)	n/m
Income tax charge	130	582	(452)	(78)%	499	1,248	(749)	(60)%
Depreciation expense	44	47	(3)	(6)%	87	82	5	6 %
Amortization expense	1,908	587	1,321	n/m	3,691	1,134	2,557	n/m
Share-based payments	885	245	640	n/m	1,609	1,063	546	51 %
Fair value movement on contingent	2,849	—	2,849	n/m	2,849	—	2,849	n/m
Accounting and legal fees related to offering	—	392	(392)	n/m	—	898	(898)	n/m
Bonuses related to the offering	—	1,090	(1,090)	n/m	—	1,090	(1,090)	n/m
Acquisition related costs [2]	180	—	180	n/m	454	—	454	n/m
Adjusted EBITDA	3,617	5,518	(1,901)	(34)%	10,719	12,635	(1,916)	(15)%

	Three Months Ended June 30,		CHANGE		Six Months Ended June 30,		CHANGE	
	2022	2021	$	%	2022	2021	$	%
	(in thousands, USD, unaudited)				(in thousands, USD, unaudited)			
Revenue	15,924	10,392	5,532	53 %	35,509	21,909	13,600	62 %
Adjusted EBITDA	3,617	5,518	(1,901)	(34)%	10,719	12,635	(1,916)	(15)%
Adjusted EBITDA Margin	23 %	53 %		(30)%	30 %	58 %		(27)%



n/m = not meaningful

1) Net finance (income) costs is comprised of finance income and finance expense, including unwinding of deferred consideration and foreign exchange gains (losses).
2) The acquisition costs are related to the business combinations of the Group.

Free Cash Flow Reconciliation

	Three Months Ended June 30,		CHANGE		Six Months Ended June 30,		CHANGE	
	2022	2021	$	%	2022	2021	$	%
	(in thousands USD, unaudited)				(in thousands USD, unaudited)			
Cash flows generated by operating activities	3,460	4,738	(1,278)	(27)%	6,944	11,478	(4,534)	(40)%
Capital Expenditures	(546)	(1,616)	1,070	66 %	(2,758)	(1,959)	(799)	(41)%
Free Cash Flow	2,914	3,122	(208)	(7)%	4,186	9,519	(5,333)	(56)%



n/m = not meaningful